Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Announces Change to Annual and Special Shareholder Meeting Format

Meeting to be held by webcast as a result of public health measures in response to the
COVID-19 pandemic

LAVAL, Quebec, May 5, 2020 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced a format change to its upcoming annual and special meeting of shareholders (the “AGM”) being held on Thursday, May 14, 2020, at 2:30 p.m. ET.

Due to attendance restrictions at the Company’s planned venue and restrictions on in-person gatherings due to the COVID-19 pandemic, the AGM will be held as a hybrid meeting, accessible to shareholders via webcast.

Voting for BELLUS Health shareholders will proceed only as outlined in BELLUS Health’s Notice accompanying the proxy circular for the AGM. The deadline to vote your proxy in advance of the AGM is Tuesday, May 12th at 5pm, Montreal Time. Voting results for resolutions to be voted on by shareholders will be announced by news release following the AGM.

BELLUS Health encourages shareholders to vote in advance as outlined in the Notice and to participate in the AGM by webcast.

The live webcast can be accessed using the following link: https://event.on24.com/wcc/r/2249409/457DAA61AC1F49A0D76FF15E235F1D3D .
The webcast will remain available for 12 months thereafter. To ensure a timely connection to the live webcast it is recommended that users register at least 15 minutes prior to the scheduled start time.

Following the event, the archived webcast and BELLUS Health’s corporate presentation will also be available on the Company’s website at www.bellushealth.com.

During the webcast, shareholders will be able to submit questions via the Q&A text box below the presentation.

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with more than 2.6 million having refractory chronic cough lasting for more than a year. There is no specific therapy approved for refractory chronic cough and treatment options are limited.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many conditions, including atopic dermatitis (“AD”). It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
917-828-0414
danny@bellushealth.com

Source: BELLUS Health Inc.